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                             January 3, 2023

       Joseph La Rosa
       Chief Executive Officer
       La Rosa Holdings Corp.
       1420 Celebration Blvd.
       2nd Floor
       Celebration, FL 34747

                                                        Re: La Rosa Holdings
Corp.
                                                            Amendment No. 4 to
Registration Statement on Form S-1
                                                            Filed December 14,
2022
                                                            File No. 333-264372

       Dear Joseph La Rosa:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 27, 2022 letter.

       Amendment 4 to Form S-1 filed December 14, 2022

       Cover Page

   1. We note your response to comment 1. On your cover page and on page 102 you state that you are registering
1,018,593 resale shares; however, in your filing fee exhibit, you state that you are
registering 1,046,525 resale shares. Please revise.
       Market Data, page ii

   2. Please delete your disclaimer that potential shareholders should not rely upon the disclosure related to
market data in making an investment decision.
 Joseph La Rosa
La Rosa Holdings Corp.
January 3, 2023
Page 2
Unaudited Pro Forma Financial Statements, page 59

3. We note you have made adjustments to your pro forma financial statements, your calculation of Dilution, your Security Ownership table on page 100, and throughout the filing where you have disclosed the amount of shares you will have outstanding after the offering, for the shares to be issued to your CEO and CFO as of the closing date of the offering. Please tell us what consideration you have given to also including the shares to be issued to your COO as of the closing date of the offering, as noted on pages 92 and F-
       17.
4.     We note that footnote a to the Unaudited Pro Forma Condensed Combined
Balance
       Sheet details the costs of the offering other than the value of the 457,666 shares to be issued to consultants for consulting services related to the initial public offering. Please tell us what consideration you have given to discussing that cost in this footnote.
Our Organization, page 71

5.     We note your disclosure of Mr. La Rosa   s percentage control of the
voting power of your
       common stock. Please tell us what consideration you   ve given to
disclosing Mr. La
       Rosa   s percentage control of the voting power after considering the impact of the Series X
       Super Voting Preferred Stock, here, on the cover page, in the Security Ownership table on page 100, and in your risk factor disclosure on page 26.
Part II. Information not Required in Prospectus
Item 15. Recent Sales of Unregistered Securities, page II-3

6. We note your revised disclosure indicating that you have engaged in multiple transactions involving the sale of unregistered securities. For each transaction, please disclose the exemption relied upon and state briefly the facts relied upon to make the exemption available. See Item 701(d) of Regulation S-K. We also note that you indicate that you relied upon Regulation D. However, you have not filed a Form D. Please advise.
       You may contact Eric McPhee at 202-551-3693 or Wilson Lee at 202-551-3468 if you
have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Brigitte Lippmann at 202-551-3713 with any other questions.



                                                              Sincerely,
FirstName LastNameJoseph La Rosa
                                                              Division of
Corporation Finance
Comapany NameLa Rosa Holdings Corp.
                                                              Office of Real
Estate & Construction
January 3, 2023 Page 2
cc:       Ross David Carmel, Esq.
FirstName LastName